

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 21, 2008

John Ingleman
Senior Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive N.E.
Hutchinson, MN 55350

> **Re:** **Hutchinson Technology Inc.**
> **Form 10-K for the Fiscal-Year ended September 30, 2007**
> **Filed December 4, 2007**
> **File No. 000-14709**

Dear Mr. Ingleman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief